UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 8

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PHARMACYCLICS, INC.

(Names of Subject Company)

OXFORD AMHERST CORPORATION

(Offeror)

ABBVIE INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

716933106

(CUSIP Number of Class of Securities)

Laura J. Schumacher, Esq.

Executive Vice President, Business Development, External Affairs and General Counsel
AbbVie Inc.

1 North Waukegan Road

North Chicago, Illinois 60064

(847) 932-7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

 with copies to:

Lara M. Levitan, Esq. AbbVie Inc. 1 North Waukegan Road North Chicago, Illinois 60064-6400 (847) 932-7900	David C. Karp, Esq. David K. Lam, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,737,196,453.92	$2,409,662.23***

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $257.93, the average of the high and low sales prices per share of Pharmacyclics common stock on March 19, 2015, as reported by the New York Stock Exchange, and (ii) 80,398,544 (the number of shares of Pharmacyclics common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the proposed maximum offering price.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 987,295.41	Filing Party: AbbVie Inc.

Form or Registration No.: Form S-4 333-202921	Date Filed: March 23, 2015

Amount Previously Paid: 1,422,366.82	Filing Party: AbbVie Private Ltd.

Form or Registration No.: Form S-4 333-198286	Date Filed: August 21, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 23, 2015 and subsequently amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on March 30, 2015, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on April 10, 2015, Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on April 17, 2015, Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on May 1, 2015, Amendment No. 5 to the Tender Offer Statement on Schedule TO, filed on May 7, 2015, Amendment No. 6 to the Tender Offer Statement on Schedule TO, filed on May 14, 2015 and Amendment No. 7 to the Tender Offer Statement on Schedule TO, filed on May 15, 2015 (as amended from time to time, the “Schedule TO”), by AbbVie Inc., a Delaware corporation (“AbbVie”), and Oxford Amherst Corporation, a Delaware corporation and a wholly owned subsidiary of AbbVie (“Offeror”), relating to the offer (the “Offer”) by Offeror to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”).  In the Offer, Offeror is offering to exchange for each outstanding Pharmacyclics share, at the election of the holder thereof: (a) $152.25 in cash and a number of shares of AbbVie common stock, par value $0.01 per share, equal to (x) $109.00 divided by (y) the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the Offer (as it may be extended in accordance with the Merger Agreement, as defined below), as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR” (such price, the “AbbVie Trading Price”), (b) $261.25 in cash, without interest, or (c) a number of shares of AbbVie common stock equal to (x) $261.25 divided by (y) the AbbVie Trading Price, subject in each case to the election procedures and, in the case of elections to receive the all-cash or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

AbbVie has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, dated March 23, 2015 and amended as of April 10, 2015 and as of April 17, 2015, relating to the Offer (as amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (as amended from time to time, the “Prospectus”), and the related letter of election and transmittal (as it may be amended from time to time, the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Reorganization, dated as of March 4, 2015, by and among AbbVie, Pharmacyclics and Offeror, as amended by Amendment No. 1 to Agreement and Plan of Reorganization, dated March 22, 2015 (as amended, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

All of the information in the Prospectus and the Letter of Election and Transmittal, and any Prospectus supplement or other amendment thereto related to the Offer hereafter filed with the SEC by AbbVie or Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

Items 1 through 11.

Items 1, 4(a) and 11(b) are hereby amended and supplemented by adding the following text thereto:

On May 21, 2015, AbbVie announced that based on the assumption that the Offer will expire at 5:00 p.m., New York City time, on May 22, 2015, the mixed-consideration will consist of

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$152.25 in cash and 1.6639 shares of AbbVie common stock, and, subject to proration, the all-stock consideration will consist of 3.9879 shares of AbbVie common stock (each as defined in the Prospectus).  The mixed consideration and the all-stock consideration were calculated in accordance with the Merger Agreement and are based on the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including May 20, 2015.  If the Offer is extended, AbbVie will recalculate this information based on the later expiration date of the Offer and announce the new amounts by issuing a press release. As a result of proration, Pharmacyclics stockholders will not know the amount of cash or AbbVie common stock that they will receive in the Offer until after consummation of the Offer. If you have questions about the offer, you may call Georgeson Inc., the information agent, toll free at (888) 680-1528 or contact them via e-mail at PCYC@georgeson.com.

Item 12

Item 12 is hereby amended by the addition of Exhibit (a)(5)(G) as set forth below:

(a)(5)(G)             Press release issued by AbbVie, dated May 21, 2015

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 21, 2015

OXFORD AMHERST CORPORATION

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	President

ABBVIE INC.

By:	/s/ William J. Chase
Name:	William J. Chase
Title:	Executive Vice President, Chief Financial Officer

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